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Kaitlin McGrath kaitlin.mcgrath@dechert.com +1 617 728 7116 Direct +1 617 275 8395 Fax

September 29, 2023

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alberto H. Zapata

Re:	John Hancock Exchange-Traded Fund Trust (the “Registrant”) — File Nos. 333-183173 and 811- 22733; Amendment to Registration Statement on Form N-1A

Dear Mr. Zapata:

On behalf of the Registrant, I submit this letter in response to comments received by telephone on September 18, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 56 under the Securities Act of 1933, as amended, and Amendment No. 59 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on August 2, 2023, accession no. 0001193125-23-201190 (the “Registration Statement”) relating to the registration of John Hancock Fundamental All Cap Core ETF (the “Fund”), a new series of the Registrant.

For convenience, I have set forth each comment below, followed by the Registrant’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

Prospectus

1.

Comment – Under “Fund summary — Fees and expenses — Annual Fund Operating Expenses,” please include a footnote to the fees and expenses table which discloses that all of the Fund’s expenses are estimated, except for the management fee. The Staff acknowledges that Form N-1A only requires new funds to disclose in a footnote to the fees and expenses table that “Other Expenses” are based on estimated amounts for the current fiscal year.

Response – In response to the Staff’s comment, the Registrant respectfully notes that footnote 1 to the fee table states that all other expenses (other than the management fee) are estimated amounts for the current fiscal year. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

2.

Comment – Under “Fund summary — Fees and expenses — Annual Fund Operating Expenses,” in footnote 2, please confirm that the duration of both contractual waivers will be in effect for at least a one-year period from the date of effectiveness of the registration statement.

September 29, 2023 Page 2

Response – The Registrant confirms that any contractual waivers will be in effect for at least one year from the date of effectiveness.

3.

Comment – Under “Fund summary — Fees and expenses — Annual Fund Operating Expenses,” in footnote 2, please consider moving the discussion of the breakpoint schedule of the second waiver to Item 10 of the statutory prospectus and discuss the lowest wavier in footnote 2.

Response – In response to the Staff’s comment, the Registrant respectfully notes that the “Fund summary — Fees and Expenses — Annual Fund Operating Expenses” disclosure in footnote 2, is standard across all funds in the John Hancock fund complex that are subject to both an adviser fee waiver and the complex-wide waiver. In order to achieve uniformity of such disclosure across all of the John Hancock funds, the Registrant respectfully declines to make any changes in response to this comment.

4.

Comment – Under “Fund summary — Fees and expenses — Annual Fund Operating Expenses,” in footnote 2, please disclose, if applicable, whether the adviser may recoup expenses, and if so, disclose the time period and that recoupment may only occur if it does not result in an expense ratio that exceeds the expense cap in place at the time of both the waiver and recoupment.

Response – The Registrant confirms that any waived or reimbursed expenses are not subject to recoupment by the adviser.

5.

Comment – The disclosure under “Fund summary — Principal investment strategies” states that “[t]he fund may focus its investments in a particular sector or sectors of the economy.” Please disclose any particular sector or sectors in which the Fund intends to focus on and provide corresponding risk disclosure.

Response – The Fund does not invest in any particular sector on an ongoing basis. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

6.

Comment – The disclosure under “Fund summary — Principal investment strategies” states that “[t]he fund may invest only in common stocks listed on a foreign exchange that trade contemporaneously with the fund’s shares.” Please confirm that this is consistent with the exemptive relief granted to the Fund to operate as a semi-transparent ETF.

Response – The Registrant so confirms.

7.

Comment – The disclosure under “Fund summary — Principal investment strategies” states that “[t]he fund may also invest in repurchase agreements.” Please explain the purpose of such repurchase agreements and how it factors into the strategy under “Fund summary — Principal investment strategies.”

Response – Upon review, the Trust confirms that repurchase agreements are not applicable to the Fund and has removed such language from “Fund summary — Principal investment strategies.”

September 29, 2023 Page 3

8.

Comment – The disclosure under “Fund summary — Principal investment strategies” states that the Fund will publish on each business day a Tracking Basket on its website. Please confirm that the website is compliant with condition A(2) of the Fidelity Exemptive Relief Application (File No. 812-14364) for semi-transparent ETFs.

Response – The Registrant so confirms.

9.	Comment – Under “Fund summary — Principal risks,” the Staff notes that the principal risks appear in alphabetical order. Please reorder the risks in priority of importance for this Fund.

Response – The Registrant respectfully submits that the current order of the principal risks is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. The Registrant further notes that the alphabetical ordering convention of its “Principal risks” is consistent across the John Hancock complex. However, in order to clarify for shareholders that they should not make any assumptions regarding the significance of the risk factors based on their current order, the Registrant includes the following disclosure in the introductory paragraph under the heading “Fund summary — Principal risks:”

The fund’s main risks are listed below in alphabetical order, not in order of importance.

10.

Comment – Under “Fund summary — Principal risks,” the Staff notes that “High portfolio turnover risk” is listed as a principal risk. Please provide corresponding disclosure that the Fund may engage in frequent trading of portfolio securities under “Fund summary — Principal investment strategies.”

Response – In response to the Staff’s comment, the Trust has added the following disclosure to the Fund’s principal investment strategies:

The fund may trade securities actively.

11.

Comment – Under “Fund summary — Principal risks — Liquidity risk,” the Staff notes that the disclosure discusses closing derivatives positions but there is not a discussion on derivatives trading under “Fund summary — Principal investment strategies.” Please confirm if derivatives will be part of the principal investment strategies or remove the discussion from “Fund summary — Principal risks — Liquidity risk.”

Response – Upon review, the Fund has updated the “Fund summary — Principal risks — Liquidity risk,” as follows:

The extent (if at all) to which a security may be sold ~~or a derivative position closed~~ without negatively impacting its market value may be impaired by reduced market activity or participation, legal restrictions, or other economic and market impediments.

September 29, 2023 Page 4

Additionally, the Fund has updated the “Fund details — Principal risks — Liquidity risk,” as follows:

The extent (if at all) to which a security may be sold ~~or a derivative position closed~~ without negatively impacting its market value may be impaired by reduced market activity or participation, legal restrictions, or other economic and market impediments.

12.

Comment – The Staff notes that “Preferred stock risk” is included under “Fund summary — Principal risks.” Please provide a corresponding discussion regarding the types of equities the Fund will invest in under “Fund summary — Principal investment strategies” for purposes of the 80% test.

Response – The Registrant believes that “Fund summary — Principal investment strategies” as currently disclosed provides a discussion regarding the types of equities the Fund will invest in where it states, “Equity securities include exchange-traded common and preferred securities (and exchange-traded futures providing such exposure).” The Registrant respectfully declines to make any changes in response to this comment.

13.	Comment – Under “Fund summary — Investment Management,” please add a brief discussion of the Subadvisor’s role with regards to executing the Fund’s principal investment strategies.

Response – In response to the Staff’s comment, the Registrant respectfully notes that the “Fund summary — Investment Management” disclosure, is standard across all funds in the John Hancock fund complex. In order to achieve uniformity of such disclosure across all of the John Hancock funds, the Registrant respectfully declines to make any changes in response to this comment.

14.

Comment – The disclosure under “Fund details — Principal risks of investing — ESG integration risk,” states that “[t]he manager may consider these ESG factors on all or a meaningful portion of the fund’s investments.” Please clarify whether the ESG factors will be applied to all the Fund’s investments rather than stating it may apply to “all or a meaningful portion” of the Fund’s investments.

Response – The Registrant believes that the disclosure under “Fund details — Principal risks of investing — ESG Integration Risk” is sufficient as currently disclosed. The Registrant notes that “Fund details — Principal risks of investing — ESG Integration Risk” identifies examples of situations where ESG factors may not be considered in disclosures including “[i]n certain situations, the extent to which these ESG factors may be applied according to the manager’s integrated investment process may not include U.S. Treasuries, government securities, or other asset classes,” as well as the fact that the application of ESG factors will depend “on the availability of relevant data.” Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

15.

Comment – The disclosure under “Fund details — Principal risks of investing — ETF trading risk,” states that “[a]ccordingly, during the time when the NYSE Arca is open but after the applicable market closing, fixing or settlement times, bid-ask spreads on the NYSE Arca and the corresponding premium or discount to the shares’ NAV may widen.” The Staff notes that generally foreign securities must be listed on an exchange that is open for trading during the trading hours of the Fund’s Exchange. Please supplementally explain how this statement is consistent with the exemptive relief granted to the Fund to operate as a semi-transparent ETF.

September 29, 2023 Page 5

Response – The Registrant has revised the disclosure to delete the following paragraph:

The fund’s underlying securities may be traded in markets that close at a different time than the NYSE Arca. Liquidity in those securities may be reduced after the applicable closing times. Accordingly, during the time when the NYSE Arca is open but after the applicable market closing, fixing or settlement times, bid-ask spreads on the NYSE Arca and the corresponding premium or discount to the shares’ NAV may widen.

16.

Comment – Under “Shareholder Information — Information on the fund’s website,” please confirm that the website to access information about the Tracking Basket and Tracking Basket Weight Overlap directly takes investors to the landing page with information regarding the Tracking Basket and Tracking Basket Weight Overlap and not a general page.

Response – The Registrant so confirms.

17.

Comment – The disclosure under “Shareholder Information — Information on the fund’s website,” states that “[t]he fund discloses its complete portfolio holdings, including the name, identifier, market value and weight of each security and instrument in the portfolio, on jhinvestments.com/etf on a [TBU] basis with a [TBU] day lag.” Please confirm that the bracketed information will be consistent with the exemptive relief granted to the Fund to operate as a semi-transparent ETF.

Response – The Registrant so confirms and has updated the disclosure to read as follows:

The fund discloses its complete portfolio holdings, including the name, identifier, market value and weight of each security and instrument in the portfolio, on jhinvestments.com/etf on a monthly basis no earlier than 15 days after calendar month end~~on a [TBU] basis with a [TBU] day lag~~.

18.

Comment – The disclosure under “Appendix — Related performance information of the subadvisor,” states that “[t]hese accounts are included in a composite, the performance of which is presented in this Appendix (Composite).” Please confirm that all accounts managed by Manulife IM (US) with substantially similar investment objectives and strategies are included in the composite.

Response – The Registrant so confirms.

19.

Comment – Under “Appendix — Related performance information of the subadvisor,” please disclose that portfolios in the composite are not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the Investment Company Act of 1940 and the Internal Revenue Code, which if applicable, may adversely affect performance results.

Response – The Registrant notes that all of the accounts in the composite are subadvisory relationships with RICs, and consequently all accounts in the composite are managed in accordance with the Investment Company Act of 1940 (and the Internal Revenue Code, as applicable). Therefore, the Registrant respectfully declines to make the requested change.

September 29, 2023 Page 6

20.

Comment – Please confirm supplementally that the Registrant has the records to support the performance information presented under “Appendix – Related performance information,” in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response – The Registrant so confirms.

21.

Comment – The Staff notes that under “Appendix – Related performance information,” the broad-based market index is the Russell 3000 Index. Please confirm that the Russell 3000 Index will be the Fund’s benchmark index.

Response – The Registrant so confirms.

Statement of Additional Information

22.	Comment – Under “Organization of the Trust,” if the Fund is a licensee with regards to the active equity ETF methodology, please disclose the licensor.

Response – The Registrant has revised the disclosure as follows:

. . . The Tracking Basket Weight Overlap is designed to provide investors with an understanding of how similar the Tracking Basket is to the fund’s actual portfolio in percentage terms and help investors evaluate the risk that the performance of the Tracking Basket may deviate from the performance of the portfolio holdings of the fund. John Hancock Investment Management LLC has entered into a licensing agreement with Fidelity Management & Research Company (or its affiliates) to utilize its proprietary mathematical optimization process when creating the Tracking Baskets for the Fund.

23.	Comment – Please disclose in an appropriate place that the Fund and each person acting on behalf of the Fund will comply with the requirements of Regulation FD as they apply to the Fund.

Response – The Registrant has revised the disclosure under “Policy Regarding Disclosure of Portfolio Holdings” as follows:

. . . The Trust, Advisor, Custodian, and Distributor will not disseminate non-public information concerning the Trust, except: (i) to a party for a legitimate business purpose related to the day-to-day operations of the fund or (ii) to any other party for a legitimate business or regulatory purpose, upon waiver or exception. The Trust, Advisor, Custodian, and Distributor will not disseminate non-public information concerning the Trust without considering (i) the purpose of providing such information; (ii) the procedures that will be used to ensure that such information remains confidential and is not traded upon; and (iii) whether such disclosure is in the best interest of the shareholders. Additionally, all disclosures by the Fund will be consistent with the requirements of Regulation Fair Disclosure (“Reg FD”) as if those provisions otherwise applied to the Fund. Reg FD prohibits the selective disclosure of material nonpublic information and is designed to promote the full and fair disclosure of information by issuers.

September 29, 2023 Page 7

Code of Ethics

24.

Comment – Please confirm that the Code of Ethics provides that personnel with knowledge about the composition of a creation basket will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

Response – The Registrant so confirms.

The Registrant, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at 617-728-7116.

Sincerely,

/s/ Kaitlin McGrath
Kaitlin McGrath cc: Mara C. S. Moldwin
Kinga Kapuscinski
Christopher P. Harvey
Allison M. Fumai
Cynthia Yi